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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-N

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                     BY FOREIGN BANKS AND FOREIGN INSURANCE
                COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
                AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
                       OF SECURITIES IN THE UNITED STATES



A.   Name of issuer or person filing ("Filer"):     The Korea Development Bank
                                                 -------------------------------

B.   This is (select one):
     [X]  an original filing for the Filer
     [ ]  an amended filing for the Filer

C.   Identify the filing in conjunction with which this Form is being filed:

     Name of registrant:       The Korea Development Bank
                           -----------------------------------------------------

     Form type:   Registration Statement under Schedule B  The Securities Act of 1933, as amended
                  --------------------------------------------------------------

     File Number (if known):    333-111608
                               -------------------------------------------------

     Filed by:       The Korea Development Bank
                  --------------------------------------------------------------

     Date Filed (if filed concurrently, so indicate):      December 30, 2003
                                                       -------------------------

D. The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated):

        The Republic of Korea
     ---------------------------------------------------------------------------

     and has its principal place of business at Address in full and telephone number):

     (Address): 16-3 Youido-dong, Youngdeungpo-gu, Seoul, The Republic of Korea
     ---------------------------------------------------------------------------
     (Telephone): (822) 787-6459
     ---------------------------------------------------------------------------

E. The Filer designates and appoints Name of United States person serving as agent)

        Jae-Min  Yoon      ("Agent") located at (Address in full in the United
     --------------------
     States and telephone number) The Korea Development Bank, 320 Park Avenue, 32nd Floor, New York, NY 10022 (Tel.: (212) 688-7686) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

     (a) any investigation or administrative proceeding conducted by the Commission, and

     (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form (Name of Form) Schedule B filed on (Date) December 30, 2003 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer's last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the

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     Agent's name and address during the applicable period by amendment of this
     Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G. Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf of the undersigned, thereunto duly authorized, in the

     City of    New York         Country of          U.S.A.
              --------------                   ---------------------------------

     This         30th           day           December 2003 A.D.
              --------------           -----------------------------------------

     Filer:                      By (Signature and Title):

     The Korea Development Bank  /s/ Jae-Min Yoon, Senior Deputy General Manager
     --------------------------  -----------------------------------------------
                                 Jae-Min Yoon

This statement has been signed by the following persons in the capacities and on the dates indicated.

                                        (Signature)  /s/ Bong-Sik Choi
                                                     ---------------------------
                                                     Bong-Sik Choi

                                        (Title)      Head of Global Funding Team
                                                     ---------------------------

                                        (Date)       December 30, 2003
                                                     ---------------------------


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                     [The Korea Development Bank Letterhead]



                                POWER OF ATTORNEY


     The undersigned, the duly appointed Governor & Chairman of the Board of Directors of The Korea Development Bank ("KDB"), hereby constitutes and appoints Yun-Woo Lee, Wang-Kyung Kim, Seong-Ho Park, Ho In, Bong-Sik Choi and Jae-Min Yoon and each of them (with full power of substitution), the agents and attorneys-in-fact of the undersigned Governor & Chairman of the Board of Directors with full power in each of them acting alone to take the following actions on behalf of KDB and the undersigned Governor & Chairman of the Board of
Directors:

     1. To sign a registration statement (the "Registration Statement") under Schedule B of the United States Securities Act of 1933, as amended (the "Securities Act"), relating to the registration of debt securities consisting of debentures, notes and/or other evidence of indebtedness (the "Debt Securities") with or without warrants (the "Warrants") to purchase the Debt Securities and/or guarantees of obligations of third parties (the "Guarantees") to be issued from time to time by KDB and one or more amendments to the Registration Statement (including, without limitation, pre-effective or post-effective amendments thereto and amendments or supplements to the prospectus contained therein), and any registration statement or amendment filed pursuant to Rule 462(b) under the Securities Act and to cause the same to be filed with or, where permitted, transmitted for filing to the United States Securities and Exchange Commission, together with such exhibits and other documents as may be necessary or appropriate;

     2. To sign such applications, certificates, consents and other documents as may be necessary or appropriate from time to time in connection with the qualification of the Debt Securities, Warrants and Guarantees under the securities or Blue Sky laws of any of the states or other jurisdictions of the United States of America and to cause the same to be filed with the securities or Blue Sky commissions of such states or other jurisdictions; and

     3. To sign such other documents (including, without limitation, one or more Underwriting Agreements, Distribution Agreements, Fiscal Agency Agreements, Warrant Agreements, Guarantee Agreements, Listing Applications, Paying Agency Agreements and Appointments of Process Agents relating to the Debt Securities, Warrants or guarantees), to take such other actions and to do such other things as said agents and attorneys-in-fact or any of them, may deem necessary or appropriate, from time to time, in connection with the foregoing and in connection with the issuance and sale, from time to time, by KDB of the Debt Securities, Warrants or Guarantees.


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     IN WITNESS WHEREOF, the undersigned has executed this power of attorney on the 30th day of December, 2003.





                                        By  /s/ Jichang Yoo
                                            ------------------------------------
                                            Jichang Yoo
                                            Governor & Chairman
                                            of the Board of Directors
                                            The Korea Development Bank



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